SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended        December 31, 2000
                         ---------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                         Commission File Number 0-24811

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Sound Federal Savings and Loan Association 401(k) Savings Plan in
                              RSI Retirement Trust

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              Sound Federal Bancorp
                              300 Mamaroneck Avenue
                           Mamaroneck, New York 10543






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SUMMARY ANNUAL REPORT

FOR SOUND FEDERAL SAVINGS & LOAN ASSOCIATION 401(K)
SAVINGS PLAN IN RSI RETIREMENT TRUST


This is a summary of the annual report of the Sound Federal Savings & Loan Association 401(K) Savings Plan in RSI Retirement Trust, EIN 13-1719192, Plan No. 002, through a trust, for the period January 1, 2000 through December 31, 2000. The annual report has been filed with the Pension and Welfare Benefits Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the Plan are provided through a trust fund. Plan expenses were $30,522. These expenses included $30,522 in benefits paid to participants and beneficiaries. A total of 58 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $1,112,855 as of December 31, 2000, compared to $1,023,846 as of January 1, 2000. During the plan year the plan experienced an increase in its net assets of $89,009. This increase includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. During the plan year, the plan had total income of $119,531 including employee contributions of $95,007 and earnings from investments of $24,524.


Your Rights To Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

        1.     financial information; and
        2.     assets held for investment.

To obtain a copy of the full annual report, or any part thereof, write the office of Sound Federal Savings & Loan Association, Sound Federal Savings & Loan Association, 300 Mamaroneck Avenue, Mamaroneck, NY 10543, 914-698-6400.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan (Sound Federal Savings & Loan Association, 300 Mamaroneck Avenue, Mamaroneck, NY 10543) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to:
Public Disclosure Room, Room N5638, Pension and Welfare Benefits Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                 SOUND FEDERAL SAVINGS AND LOAN
                                                 ASSOCIATION
                                                 401(k) SAVINGS PLAN IN RSI
                                                 RETIREMENT TRUST



Date:   June 22, 2001                             By: /s/ Linda Schultz
                                                    ----------------------------
                                                      Name:  Linda Schultz
                                                      Title: Trust Officer